Ford Dearborn Income Securities, Inc.
For period ending March 31, 2004
File number 811-02319
 Exhibit 77C

At the annual meeting of shareholders held on december 15, 2003 the Funds shareholders elected board members. Pursuant to Instruction 2 of Sub item 77c of Form Nsar, it is not necessary to provide in this exhibit details concerning shareholder action on thi proposal since there were no solicitations in opposition to the registrants nominees and all of the nominees were elected.